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David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Announces Development of WiMAX 802.16 Solution Using
Analog Devices’ TigerSHARC Processor

SR Telecom’s OFDM expertise and ADI’s signal processing leadership create powerful partnership for WiMAX base station solutions

MONTREAL, June 22, 2005 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA), a pioneer in OFDM Broadband Wireless Access Solutions, today announced that it is collaborating with Analog Devices Inc. (NYSE: ADI), a global leader in high-performance semiconductors for signal processing applications, for the development of its 802.16 (WiMAX) base station solutions. SR Telecom’s WiMAX base station will incorporate ADI’s TS201TigerSHARCTM processor for the execution of the 802.16 physical layer (PHY).

SR Telecom conducted a comprehensive review of available solutions for its WiMAX PHY and concluded that the ADI TS201 is a perfect fit for the signal processing demands of both 802.16-2004 and 802.16e base stations. ADI’s commitment to the WiMAX market and its demonstrated expertise in digital signal processing solutions were the other key factors in the decision.

“With this important collaboration, we will be able to produce reliable, feature-rich and future-proof solutions for the global WiMAX market, and help to ensure that the promise of WiMAX is fully realized,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer.

“ADI is very pleased that SR Telecom has adopted the TS201 TigerSHARC processor for its WiMAX base station solution,” said Jerry McGuire, General Manager, Media Platforms and Service Group, Analog Devices. “Based on our customer feedback, there is a strong demand for more complete solutions for the WiMAX infrastructure equipment market. SR Telecom is uniquely positioned to provide a WiMAX base station because of its extensive real-world experience with NLOS OFDMA deployments. The adoption of the TigerSHARC processor in the early stages of the WiMAX market enables customers to benefit from the high performance and flexibility offered by the TigerSHARC Software Defined Radio (SDR) solution.”

SR Telecom’s symmetry™ product line was the first in the industry to incorporate the advanced technology specified in the 802.16 standards. This technology includes OFDMA, DL/UL sub-channeling, DL/UL closed-loop power control, adaptive modulation up to 64 QAM, adaptive beam steering, TX and RX diversity (Space Time Coding and Maximum Ratio Combining), FEC, Hybrid ARQ, collision free multiple access data MAC, QoS for voice, modem/fax relay, dynamic channel allocation, and advanced bandwidth shaping.

Moreover, symmetry’s design allows it to realize the full potential of this advanced technology by including the vast majority of IP in software (including the airlink physical layer using digital signal processing technology), and by featuring a sophisticated suite of network management system tools that allow for complete visibility into the performance of the products. The ability to measure real world performance, to innovate, and to rapidly incorporate these innovations in software has led to the unprecedented airlink performance of the symmetry solution.

SR Telecom’s OFDM technology has been successfully deployed by ILECs and large CLECs in Europe, Africa, the Middle East, Asia Pacific, North America, and South America.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

TigerSHARC is a registered trademark of Analog Devices Inc. symmetry is a registered trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783